UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A. Corporate Taxpayer’s ID (CNPJ/MF): 04.032.433/0001-80 Company Registry (NIRE): 33300275410 Publicly-held Company

NOTICE TO THE MARKET

Contax Participações S.A. (“Company”) hereby informs its shareholders and the market in general that the Company’s Board of Directors’ Meeting of April 26, 2011, pursuant to Article 17-A of the Bylaws, approved the election of the members of the Special Independent Committee, which will be responsible for evaluating the conditions of the merger of shares of Mobitel S.A. (“Dedic”) by the Company, pursuant to the Material Fact published on January 25, 2011, and submitting its recommendations to the Company’s Board of Directors.

The Special Independent Committee shall consist of RONNIE VAZ MOREIRA, AFFONSO CELSO PASTORE and ARMANDO GALHARDO NUNES GUERRA JUNIOR, all of whom are independent (as defined by the Novo Mercado regulations) and with proven experience and technical ability, in accordance with CVM Guideline 35/08 and the Company’s Bylaws. RONNIE VAZ MOREIRA is 53 years old, an Economist, and holds a degree in Accounting from the Federal University of Rio de Janeiro (UFRJ) and a Master’s degree in International Management from Thunderbird - American Graduate School of International Management, and is currently providing consulting services. He was CFO and Investor Relations Officer of Light, an executive officer with Rio Minas Energia Participações S.A., CEO of Globo Comunicações e Participações S.A. - Globopar, Head of Corporate Finance at Deutsche Bank, Chief Financial and Investor Relations Officer at Petrobras - Petróleo Brasileiro S.A., and Senior Vice-President for Project Finance and Latin American and Caribbean Advisory at ABN Amro Bank. AFFONSO CELSO PASTORE is 71 years old and holds a degree and a doctorate in Economics from the University of São Paulo’s Economics and Business Administration School, where he is currently a Full Professor and Dean. He was the Business Secretary of the São Paulo State Finance Department and President of the Brazilian Central Bank. He is currently an Economic Adviser and a member of the Board of Directors of AC Pastore & Associados. ARMANDO GALHARDO NUNES GUERRA JUNIOR is 55 years old, holds a degree in Business Administration, Accounting and Economics from the Catholic University of Minas Gerais and has developed numerous management and corporate restructuring projects for companies such as Braspérola, Portal Clicon, Cia. AIX de Participações, Andrade Gutierrez, Brasil Ferrovias, Ponteio Lar Shopping and Shopping Píer 21. He was CEO of UNIPAR – União de Indústrias Petroquímicas S.A., FEM – Projetos, Construções e Montagens S.A and MRS Logística S.A. He was Director at the Ministry of Mines and Energy and a member of the National Privatization Council, overseeing state-run steel companies, Companhia Vale do Rio Doce and the DNPM. He is a board member of Contax Participações S.A., Cosipar – Cia. Siderúrgica do Pará, Kepler Weber S.A, MASB – Desenvolvimento Imobiliário S.A and ESTRE Ambiental S.A., and was previously a board member of Quattor Participações S.A. and its subsidiaries, Brasil Ferrovias and its subsidiaries, Unipar and its subsidiaries, Cosipa, CSN and CST.<0}

The Company will keep its shareholders and the market informed of any significant developments related to the merger of Dedic by the Company, which will be submitted to a meeting of the Company’s shareholders opportunely.

Rio de Janeiro, April 27, 2011.

Marco Norci Schroeder

Chief Financial and Investor Relations Officer

Contax Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 28, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.